INSTRUMENT OF TRANSFER

Hello Group Inc.

The undersigned, Gallant Future Holdings Limited (the "**Transferor**"), hereby assigns and transfers to Prospera Investment Holding Limited (the "**Transferee**"), 40,182,233 Class B ordinary shares, par value US$0.0001 per share, of Hello Group Inc. (the "**Company**"), standing in the Transferor's name in the register of members of the Company, for value received.

The Transferee hereby agrees to take the said Class B ordinary shares of the Company.

Dated September 22, 2025

TRANSFEROR:

Gallant Future Holdings Limited

By: /s/ Yan Tang
          Name: Yan Tang
          Title: Director

TRANSFEREE:

Prospera Investment Holding Limited

By: /s/ Prudence Directors Limited
          Name: Prudence Directors Limited
          Title: Director